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                          June 8, 2023

       Dr. Thomas Meyer
       President
       Altamira Therapeutics Ltd.
       8 The Green, Suite 12455
       Dover, DE 19901

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 1, 2023
                                                            File No. 333-272338

       Dear Dr. Thomas Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Skolnick, Esq.